Filed by Allwyn Entertainment AG

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Cohn Robbins Holdings Corp.

Allwyn Entertainment AG

Commission File No. 001-39454

Date: September 1, 2022

As previously disclosed, Allwyn Entertainment AG, a Swiss stock corporation (Aktiengesellschaft) (the “Company” or “SwissNewCo”), entered into a business combination agreement, dated January 20, 2022, (as amended on August 29, 2022, the “Business Combination Agreement”), each by and among Cohn Robbins Holdings Corp., a Cayman Islands exempted company (“Cohn Robbins”), Allwyn AG (f/k/a SAZKA Entertainment AG), a Swiss stock corporation (Aktiengesellschaft)), Allwyn US HoldCo LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Swiss NewCo (“US HoldCo”), and Allwyn Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of US HoldCo. In connection with the Business Combination (as defined in the Business Combination Agreement), the Company filed a registration statement on Form F-4 with the SEC, which was declared effective on August 19, 2022 (the “Registration Statement”), which, among other things, included the Company’s unaudited pro forma condensed financial statements as of and for the year ended December 31, 2021 relating to the Business Combination (the “Original Pro Forma Financial Statements”).

The Company is hereby filing updated unaudited pro forma condensed combined financial statements as of and for the year ended December 31, 2021, relating to the Business Combination (the “Revised Pro Forma Financial Statements”), which are attached hereto as Exhibit 99.1 and incorporated herein by reference, to give effect to the Backstop Agreement (as defined below). The Revised Pro Forma Financial Statements supersede and replace, in their entirety, the Original Pro Forma Financial Statements previously included in the Registration Statement.

The Revised Pro Forma Financial Statements have been prepared on the basis of certain assumptions and estimates and are subject to other uncertainties and do not purport to reflect what the actual results of operations or financial condition of the combined company would have been had the Business Combination been consummated on the dates assumed for purposes of such pro forma financial statements or to be indicative of the financial condition or results of operations of the combined company as of or for any future date or period.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information is being provided to aid you in your analysis of the financial aspects of the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information of Swiss NewCo has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information. No management adjustments by Swiss NewCo’s management have been included by Swiss NewCo and, therefore, only transaction accounting adjustment are included in the following unaudited pro forma condensed combined financial information and presents the combination of the historical financial information of Cohn Robbins and SAZKA Entertainment adjusted to give effect to the Business Combination, the PIPE Financing, and the Backstop Agreement (as defined below) and the other related events contemplated by the Business Combination Agreement, as amended by that certain Amendment to the Business Combination Agreement, dated as of August 29, 2022, by and among Cohn Robbins, the Company, Swiss NewCo, US HoldCo and DE Merger Sub (the “Amendment”) (collectively, the “Transaction”).

The following unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of SAZKA Entertainment prepared in accordance with International Financial Reporting Standards as issued by IASB and the historical financial statements of Cohn Robbins, adjusted to give effect to the Business Combination Agreement (including the transactions contemplated therein), the PIPE Financing, the transaction with Primrose and the Backstop Agreement. Cohn Robbins historically prepared its financial statements in accordance with U.S. GAAP with the U.S. dollar as its reporting currency. The unaudited pro forma condensed combined financial information gives effect to adjustments required to convert Cohn Robbins’ historical financial information to IFRS and its reporting currency to euros.

SAZKA Entertainment was established on November 11, 2020. Following the reorganization on March 17, 2021, SAZKA Entertainment is the new holding company of the SAZKA Group a.s. This common control transaction has been retrospectively applied to the consolidated financial statements as of December 31, 2021 and for the year then ended.

The following unaudited pro forma condensed combined statement of financial position as of December 31, 2021 has been prepared using and combining, and should be read in conjunction with, the following:

•	Cohn Robbins’ historical financial statements as of December 31, 2021, as included elsewhere in this proxy statement/prospectus; with

•	SAZKA Entertainment’s historical consolidated financial statements as of December 31, 2021, as included elsewhere in this proxy statement/prospectus; and

•	giving effect to the Transaction, as if it had been consummated as of December 31, 2021.

The following unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2021 has been prepared using and combining, and should be read in conjunction with, the following:

•	Cohn Robbins’ historical financial statements for the year ended December 31, 2021, as included elsewhere in this proxy statement/prospectus;

•	SAZKA Entertainment’s historical consolidated financial statements for the year ended December 31, 2021, as included elsewhere in this proxy statement/prospectus; and

•	giving effect to the Transaction, as if it had been consummated as of January 1, 2021.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial condition or results of operations would have been had the Transaction been completed as of the dates indicated. The unaudited pro forma combined condensed financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information.

Actual results may differ materially from the assumptions used to present the unaudited pro forma condensed combined financial information. Management of SAZKA Entertainment and Cohn Robbins have made significant estimates and assumptions in the determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented and are subject to change as additional information becomes available and analyses are performed. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. For more information, please see the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

This information should be read together with the accompanying notes to the unaudited pro forma condensed combined financial statements, SAZKA Entertainment historical consolidated financial statements and accompanying notes and audited financial statements and related notes of Cohn Robbins and other financial information included elsewhere in this proxy statement/prospectus.

Pre-Closing Transaction

On January 20, 2022, Swiss NewCo, Primrose, KKCG, SAZKA Entertainment and SAZKA Group entered into the Apollo Side Letter, pursuant to which, among other things, SAZKA Entertainment, Swiss NewCo and Primrose shall negotiate in good faith to execute the Definitive Agreement as set forth and reflecting the provisions contained in the Apollo Term Sheet. Pursuant to the Apollo Term Sheet and the Definitive Agreement, on the Closing Date, in connection with the Transaction, Swiss NewCo will repurchase all of SAZKA Entertainment’s convertible preferred shares held by Primrose in exchange for (i)(a) €323,012,345 in cash plus (b) an amount in cash (denominated and paid in Euros) equal to accrued and unpaid dividends on such convertible preferred shares accruing pursuant to their terms after September 30, 2021 through the Closing Date, plus (ii) the Convertible Notes in an aggregate amount of €301,000,000, in each case, in accordance with the terms and subject to the conditions set forth in the Apollo Side Letter, the Apollo Term Sheet and the Definitive Agreement (as applicable). The Convertible Notes will mature on the date that is three (3) years after the Closing Date and will bear an interest of 6.50% per annum. At any time after the Closing Date, holders of the Convertible Notes will have option to convert Convertible Notes into Swiss NewCo Class B Shares in accordance with the terms set forth in the Definitive Agreement.

Description of the Transaction

As further described in this proxy statement/prospectus, subject to the terms and conditions set forth in the Business Combination Agreement, as amended by the Amendment, upon consummation of the Transaction, among other things, shareholders of each of Cohn Robbins and SAZKA Entertainment will exchange their securities in those entities for securities of Swiss NewCo. To effectuate the Transaction and related transactions contemplated by the Business Combination Agreement (and described therein), among other things and subject to the terms and conditions therein, the Business Combination Agreement provides that:

i. KKCG will transfer all the Company Common Stock (as defined below), and the PIPE Investors will transfer the PIPE Investment Amount, to the Exchange Agent;

ii. Cohn Robbins will undergo the SPAC Merger;

iii. at the Merger Effective Time, (a) each Cohn Robbins Class A Share issued and outstanding immediately prior to the Merger Effective Time will automatically be cancelled and cease to exist in exchange for the right to receive the number of newly issued Swiss NewCo Class B Shares equal to the Merger Consideration and (b) Swiss NewCo will issue a right to acquire Swiss NewCo Class B Shares in exchange for each Cohn Robbins Warrant, to be transferred immediately to holders of Cohn Robbins Warrants as may be adjusted pursuant to the Warrant Agreement;

iv. in connection with the SPAC Merger, US HoldCo will issue membership interests to the Exchange Agent and the Exchange Agent will contribute such membership interests of US HoldCo to Swiss NewCo in exchange for (a) the Merger Consideration, (b) the Exchange Share Consideration, and (c) 35,700,000 Swiss NewCo Class B Shares subject to adjustment upwards by the Class B Exchange Ratio;

v. following its receipt of such shares (as described above), the Exchange Agent will distribute the Merger Share Distribution to non-redeeming Cohn Robbins shareholders participating in the Transaction, after which the Liquidations will occur; and

vi. following the Merger Share Distribution and the Liquidations, the Exchange Agent will (a) effectuate the Acquisition Transfer and the PIPE Investment Amount to Swiss NewCo as an equity contribution into the capital contribution reserves of Swiss NewCo, and (b) deliver (x) to KKCG, the Exchange Share Consideration (which does not include the 10,000,000 Swiss NewCo Class A Shares already held by KKCG) and the KKCG Cash Consideration, and (y) to the PIPE Investors, the PIPE Subscribed Shares.

At or substantially concurrently with the Closing Date, Swiss NewCo will distribute Available Cohn Robbins Cash in the following order of priority: (i) first, to pay Transaction Expenses, (ii) second, paid to Primrose the Primrose Cash Distribution, (iii) third, paid as the KKCG Cash Consideration, to KKCG up to and until the sum of distributions made pursuant to clauses (i), (ii) and (iii) is equal to $850 million, (iv) fourth, to be retained on the balance sheet of Swiss NewCo as primary proceeds up to and until the amount retained pursuant to this clause (iv) is equal to the product of (a) Net Minimum Cash, multiplied by (b) the fraction 3/2 (c) less the Net Minimum Cash and (v) fifth, one-third of any remaining amount shall be retained on the balance sheet of Swiss NewCo as additional primary proceeds and two-thirds shall be distributed to KKCG.

PIPE Financing

In connection with the foregoing and concurrently with the execution of the Business Combination Agreement, Cohn Robbins and Swiss NewCo entered into the Subscription Agreements with certain third-party investors and Cohn Robbins Sponsor, pursuant to which such PIPE Investors agreed to purchase from Swiss NewCo, severally and not jointly, and Swiss NewCo agreed to issue and sell to such PIPE Investors, a number of Swiss NewCo Class B Shares equal to (x) an aggregate amount of Base Shares (as defined in the Subscription Agreements) purchased at $10.00 per share, multiplied by (y)(i) in the case of the Third-Party PIPE Investors, the Class B Exchange Ratio (between 1.08 and 1.13, depending on the number of redemptions (the maximum Class B Exchange Ratio at the maximum level of redemptions assuming the Available Cohn Robbins Cash Condition is met)) and (ii) in the case of the Cohn Robbins Sponsor, 1.08, for aggregate gross proceeds of $353 million, in private placements to be issued substantially concurrently with the Closing of the Transaction.

On August 29, 2022, Cohn Robbins entered into an Amendment to the Subscription Agreement with Swiss NewCo and the Cohn Robbins Sponsor (the “Sponsor Subscription Agreement Amendment”). The Sponsor Subscription Agreement Amendment amended the terms of the existing Subscription Agreement with Cohn Robbins Sponsor by modifying the number of Swiss NewCo Class B Shares to be purchased by the Cohn Robbins Sponsor in connection with the PIPE Financing by modifying the multiplier of Base Shares (as defined in the Sponsor Agreement) from 1.08 to the Class B Exchange Ratio.

The Swiss NewCo Class B Shares to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Swiss NewCo will grant the Third-Party PIPE Investors certain customary registration rights in connection with the PIPE Financing, including demand and piggyback rights for any large Third-Party PIPE Investors that satisfy the ownership thresholds set forth in their applicable Subscription Agreements. The PIPE Financing is contingent upon, among other things, the Closing of the Transaction.

Backstop Agreement

In connection with the signing of the Amendment, SAZKA Entertainment, Cohn Robbins and PPF Group NV. (the “Backstop Investor”) entered into a backstop agreement, dated as of August 29, 2022 (the “Backstop Agreement”) whereby the Backstop Investor has agreed, subject to the other terms and conditions included therein, at the Closing, to subscribe for Swiss NewCo Class B Shares in order to fund any redemptions by shareholders of Cohn Robbins in connection with the Business Combination, in an aggregate amount of up to $260 million (the “Backstop Investment”). Pursuant to the Backstop Agreement the Backstop Investor will receive up to an additional 4,000,000 of Swiss NewCo Class B Shares immediately prior to the effective time of the SPAC Merger.

Anticipated Accounting for the Business Combination

Cohn Robbins is not considered a business as defined by IFRS 3 (Business Combinations) given it consists predominately of cash on the Trust Account. Therefore, the Business Combination will be accounted for under IFRS 2 (Share-based Payment) as it relates to the stock exchange listing service received and under other relevant standards for cash acquired, replacement of warrants or other assets acquired, and liabilities assumed. Under this method of accounting, there is no acquisition and no recognition of goodwill. Cohn Robbins will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the following assumptions:

•	KKCG will hold a majority of the voting power of the Swiss NewCo;

•	SAZKA Entertainment’s operations will comprise the ongoing operations of Swiss NewCo;

•	KKCG’s designees will comprise a majority of the governing body of Swiss NewCo; and

•	SAZKA Entertainment’s senior management will comprise the senior management of Swiss NewCo.

In accordance with IFRS 2, the differences in the fair value of the consideration (i.e., shares issued by Swiss NewCo) for the acquisition of Cohn Robbins over the fair value of the identifiable net assets of Cohn Robbins will represent a service for the listing of the Swiss NewCo and be recognized as a share-based payment expense. The consideration for the acquisition of Cohn Robbins was determined using the closing prices of Cohn Robbins Class A Shares (taking into consideration the different conversion ratios of the Cohn Robbins shares into the Swiss NewCo shares for different holder / Classes). The Cohn Robbins Public Warrants and Private Placement Warrants are assumed to be part of the Business Combination and are assumed as a part of the identifiable net assets of Cohn Robbins. The replacement of warrants is then separately accounted for under IFRS 9. As we expect the fair value of Cohn Robbins Public Warrants and Private Placement Warrants to have the same fair value as those of Swiss NewCo Public Warrants as the Closing Date, no material impact into Profit or Loss is expected.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transaction and for informational purposes only.

The following unaudited pro forma condensed combined statement of financial position as of December 31, 2021 and the unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2021 are based on the historical financial statements of SAZKA Entertainment and Cohn Robbins.

SAZKA Entertainment and Cohn Robbins did not have any historical relationship prior to the Transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial position as of December 31, 2021, assumes that the Transaction occurred on December 31, 2021. The unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2021, presents pro forma effect to the Transaction as if it had been completed on January 1, 2021, the beginning of the period presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Transaction. Any cash proceeds remaining after the consummation of the Transaction and the other related events contemplated by the Business Combination Agreement are expected to be used for general corporate purposes and are presented as cash in the pro forma condensed combined statement of financial position.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption using the assumptions below:

•

Scenario 1—Assuming No Redemptions: This presentation assumes that none of Cohn Robbins’ public shareholders exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.

•

Scenario 2—Assuming Maximum Redemptions: This presentation assumes that Cohn Robbins public shareholders holding 59,131,129 Cohn Robbins Class A Shares will exercise their redemption rights. Swiss NewCo’s obligations under the Business Combination Agreement are subject to certain customary closing conditions, including the Available Cohn Robbins Cash Condition. The closing conditions in the Business Combination Agreement are solely for the benefit of the parties thereto. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum amount of redemptions such that the Available Cohn Robbins Cash Condition is still met.

Adjustments presented in unaudited pro forma condensed financial information and described in Note 1 for Scenario 1 – Assuming No Redemptions are also relevant for Scenario 2 – Assuming Maximum Redemptions. Where the impact on Scenario 2 – Assuming Maximum Redemptions is changing any amount of such adjustment, additional adjustments in Scenario 2 – Assuming Maximum Redemptions are presented.

The foregoing scenarios are for illustrative purposes only as Cohn Robbins does not have, as of the date of this proxy statement/prospectus, a meaningful way of providing any certainty regarding the number of redemptions by Cohn Robbins’ public shareholders that may actually occur.

The following table summarizes the unaudited pro forma Swiss NewCo Shares issued, as of December 31, 2021, under the two redemption scenarios presented above:

	Assuming No Redemptions			Assuming Maximum Redemptions(4)
	Shares	% Voting Rights	% Equity	Shares	% Voting Rights	% Equity
Class A Shares(1)
KKCG*	2,025,069,102	86.0%	60.6%	2,025,069,102	87.2%	63.0%
Total Class A Shares	2,025,069,102			2,025,069,102
Class B Shares:
KKCG*	155,000,000	6.6%	18.6%	155,000,000	6.7%	19.3%
KKCG – shares subject to vesting conditions(2)*	30,000,000	1.3%	3.6%	30,000,000	1.3%	3.7%
PIPE Investors	38,124,000	1.6%	4.6%	39,889,000	1.7%	5.0%
Cohn Robbins’ public shareholders	89,424,000	3.8%	10.7%	26,745,824	1.2%	3.3%
Cohn Robbins Sponsor and Independent Directors**	6,000,000	0.3%	0.7%	6,000,000	0.3%	0.7%
Cohn Robbins Sponsor – shares subject to vesting conditions(3)**	7,500 000	0.3%	0.9%	7,500,000	0.3%	0.9%
Backstop Investor	2,500,000	0.1%	0.3%	33,380,000	1.4%	4.1%
Total Class B Shares(1)	328,548,000			298,514,824

Total Swiss NewCo Shares issued at Closing	2,353,617,102	100%	100%	2,323,583,926	100%	100%

*

KKCG owns 100% of SAZKA Entertainment’s ordinary shares. KKCG will hold (i) approximately 93.9% of the voting interest and approximately 82.8% of the economic interest in Swiss NewCo, in the no redemptions scenario and (ii) approximately 95.1% of the voting interest and approximately 85.9% of the economic interest in Swiss NewCo, in the maximum redemptions scenario, respectively.

**

The Cohn Robbins Sponsor and the Independent Directors will hold (i) approximately 0.6% of the voting interest and approximately 1.6% of the equity interest in Swiss NewCo, in the no redemptions scenario and (ii) approximately 0.6% of the voting interest and approximately 1.7% of the economic interest in Swiss NewCo, in the maximum redemptions scenario, respectively.

For both scenarios, the number of shares and ownership percentages above have been calculated based on the following assumptions:

1.

Each Swiss NewCo Class A Share has a nominal value of CHF 0.01 and entitles the holder to one vote at the general meeting of Swiss NewCo shareholders. Each Swiss NewCo Class B Share has a nominal value of CHF 0.04 and entitles the holder to one vote at the general meeting of Swiss NewCo shareholders. The Swiss NewCo Class A Shares will not be listed on NYSE.

2.

Includes Swiss NewCo Class B Shares, received by KKCG at the Closing, subject to certain vesting and forfeiture provision as described in the Relationship Agreement (“KKCG Earn Out Shares”). KKCG shall retain all of its rights as a shareholder of Swiss NewCo with respect to any unvested KKCG Earn Out Shares, including the right to dividends on and the right to vote any unvested KKCG Earn Out Shares; provided that dividends with respect to KKCG Earn Out Shares shall become due and be paid out at the earlier of the vesting date of the KKCG Earn Out Shares or seven (7) years after the Closing. The vesting conditions are derived from the specific value of volume weighted average price of Swiss NewCo Class B Shares on the NYSE. The KKCG Earn Out Shares may also vest upon the occurrence of certain change in control triggers. If the vesting conditions are not met or the change in control triggers do not occur during a period of seven (7) years after the Closing, the KKCG Earn Out Shares shall be forfeited and transferred together with any accrued and unpaid dividends to Swiss NewCo without consideration.

3.

Includes Swiss NewCo Class B Shares, received by Cohn Robbins Sponsor at the Closing, subject to certain vesting and forfeiture provisions as described in the Sponsor Agreement. The Cohn Robbins Sponsor shall retain all of its rights as a shareholder of Swiss NewCo with respect to any unvested Cohn Robbins Sponsor Earn Out Shares (as defined below), including the right to dividends on and the right to vote any unvested Cohn Robbins Sponsor Earn Out Shares; provided that dividends with respect to these Cohn Robbins Sponsor Earn Out Shares shall become due and be paid out at the earlier of the vesting date of the Cohn Robbins Sponsor Earn Out Shares or seven (7) years after the Closing. The vesting conditions are derived from the specific value of volume weighted average price of Swiss NewCo Class B Shares on the NYSE. The Cohn Robbins Sponsor Earn Out Shares may also vest upon the occurrence of certain change in control triggers. If the vesting conditions are not met or the change in control triggers do not occur during a period of seven (7) years after the Closing, the Cohn Robbins Sponsor Earn Out Shares shall be forfeited and transferred together with any accrued and unpaid dividends to Swiss NewCo without consideration.

4.	The maximum redemptions scenario is equal to the maximum amount of redemptions by Cohn Robbins’ public shareholders such that Available Cohn Robbins Cash Condition is met.

For both scenarios, the number of shares and ownership percentages above have been calculated based on the following assumptions:

•

Each Cohn Robbins Class A Share, outstanding immediately prior to the Closing, will be converted into 1.08 of Swiss NewCo Class B Shares in the no redemptions scenario. Upon the Closing, the public shareholders of Cohn Robbins will therefore hold 89,424,000 Swiss NewCo Class B Shares.

•

Each Cohn Robbins Class A Share, outstanding immediately prior to the Closing, will be converted into 1.13 of Swiss NewCo Class B Shares in the maximum redemptions scenario. Upon the Closing of the transactions contemplated by the Business Combination Agreement, the public shareholders of Cohn Robbins will then hold 26,745,824 Swiss NewCo Class B Shares.

•

Immediately prior to the SPAC Merger, the 20,540,000 Founder Shares held by Cohn Robbins Sponsor will be exchanged and converted into the number of Cohn Robbins Class A Shares equal to (A) 13,340,000 plus any Sponsor Expense Shares (as defined below) divided by (B) the Class B Exchange Ratio, and (ii) the 160,000 Founder Shares held by other directors and officers of Cohn Robbins will be exchanged and converted into the number of Cohn Robbins Class A Shares equal to (1) 160,000 divided by (2) the Class B Exchange Ratio, in each case immediately prior to the SPAC Merger. At the Closing, each of the converted Cohn Robbins Class A Shares will be converted into one Swiss NewCo Class B Share, of which 5,840,000 (plus any Sponsor Expense Shares) will automatically vest at the Closing and 7,500,000 Swiss NewCo Class B Shares will be subject to certain vesting and forfeiture provisions (for both redemptions scenarios). In the event the Acquiror Transaction Expenses (as defined in the Business Combination Agreement) are less than $55 million (the difference between such amounts rounded to the nearest amount divisible by 10, the “Acquiror Transaction Expense Difference”), the shares the Cohn Robbins Sponsor will receive (and which, for the avoidance of doubt, will automatically vest at the Closing) will be increased, so as to compensate such Acquiror Transaction Expense Difference dollar-for-dollar (on a $10.00 valuation per share), by the number of shares equal to the Acquiror Transaction Expense Difference divided by $10.00 (such shares, “Sponsor Expense Shares”).

•

Following the Liquidations and Acquisition Transfer, the Exchange Agent will deliver (i) to KKCG, an aggregate number of Swiss NewCo Shares equal to an aggregate par value of CHF 27,550,691, which is expected to be allocated (subject to adjustment by KKCG) as (1) 2,015,069,102 Swiss NewCo Class A Shares (which does not include the 10,000,000 Swiss NewCo Class A Shares held by KKCG since Swiss NewCo’s incorporation) and (2) 185,000,000 Swiss NewCo Class B Shares (which includes 30,000,000 KKCG Earn Out Shares subject to certain vesting and forfeiture provisions).

•

At the Closing, the PIPE Investors will purchase and Swiss NewCo will issue and sell a number of Swiss NewCo Class B Shares equal to (x) 35,300,000 multiplied by (y) 1.08, in the no redemptions scenario.

•

At the Closing, PIPE Investors will subscribe for and purchase and Swiss NewCo will issue and sell a number of Swiss NewCo Class B Share equal to (x) 35,300,000 multiplied by (y) 1.13 (assuming the maximum amount of redemptions such that the Available Cohn Robbins Cash Condition is met).

•

At the Closing, Swiss NewCo will perform a bonus issuance to the Backstop Investor of 2,500,000 Swiss NewCo Class B Shares; plus a number of Swiss NewCo Class B Shares equal to (a) the quotient obtained by dividing (x) the Backstop Amount (as defined in the Backstop Agreement) by (y) 260,000,000, multiplied by (b) 1,500,000.

•

At the Closing, Backstop Investor subscribes for 26,000,000 Swiss NewCo Class B Shares (multiplied by the Class B Exchange Ratio) in order to fund any redemptions by public shareholders of Cohn Robbins in connection with the Business Combination.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transaction taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company. They should be read in conjunction with the historical financial statements and notes thereto of SAZKA Entertainment and Cohn Robbins.

Allwyn Entertainment AG

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2021

(in Euros million unless otherwise denoted)

						Scenario 1 Assuming No Redemptions				Scenario 2 Assuming Maximum Redemptions
	SAZKA Entertainment AG EUR	Cohn Robbins $	Cohn Robbins converted to EUR (Note 1)	IFRS Conversion and Presentation	Note	Transaction Accounting Adjustment	Adjustment Notes		Pro Forma Combined	Transaction Accounting Adjustment	Adjustment Notes		Pro Forma Combined
ASSETS
Intangible assets	2,544.4	—	—						2,544.4				2,544.4
Goodwill	1,056.3	—	—						1,056.3				1,056.3
Property, plant and equipment	411.4	—	—						411.4				411.4
Investment property	17.8	—	—						17.8				17.8
Equity method investees	313.1	—	—						313.1				313.1
Trade and other receivables	76.1	—	—						76.1				76.1
Other financial assets	191.7	—	—						191.7				191.7
Deferred tax asset	46.4	—	—						46.4				46.4
Cash and marketable securities held in Trust Account	—	828.4	731.4			(731.4)	(k	)

Total non-current assets	4,657.2	828.4	731.4	—		(731.4)			4,657.2	—			4,657.2

Inventories	8.8	—	—						8.8				8.8
Trade and other receivables	268.4	0.3	0.2						268.6				268.6
Current tax asset	0.2	—	—						0.2				0.2
Other financial assets	223.5	—	—						223.5				223.5
Cash and cash equivalents	1,366.3	0.4	0.3			(330.5)	(b	)	1,463.6	(522.2)	(j	)	1,171.0
			—			(170.0)	(c	)		229.6	(n	)	—
			—			(349.3)	(d	)					—
			—			311.7	(e	)					—
			—			731.5	(k	)					—
			—			(25.6)	(l	)					—
						(70.6)	(m	)
Total current assets	1,867.2	0.6	0.5	—		97.0			1,964.8	(292.6)			1,672.2

Total assets	6,524.4	829.0	731.9	—		(634.4)			6,622.0	(292.6)			6,329.4

Allwyn Entertainment AG

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2021

(in Euros million unless otherwise denoted)

							Scenario 1 Assuming No Redemptions				Scenario 2 Assuming Maximum Redemptions
	SAZKA Entertainment AG EUR	Cohn Robbins $	Cohn Robbins converted to EUR (Note 1)	IFRS Conversion and Presentation	Note		Transaction Accounting Adjustment	Adjustment Notes		Pro Forma Combined	Transaction Accounting Adjustment	Adjustment Notes	Pro Forma Combined
LIABILITIES	—	—	—							—			—
Loans and borrowings	2,259.5	—	—	731.0	(a	)	(731.0)	(f	)	2,259.5			2,259.5
Warrant liabilities	—	32.0	28.2							28.2			28.2
Deferred underwriting fee payable	—	29.0	25.6				(25.6)	(l	)	—			—
Preferred shares	607.3	—	—				(586.3)	(b	)	—			—
							(21.0)	(c	)
Convertible debt			—				301.0	(b	)	301.0			301.0
Lease liabilities	122.1	—	—							122.1			122.1
Trade and other payables	42.2	—	—							42.2			42.2
Derivative financial instruments	1.5	—	—							1.5			1.5
Provisions	10.2	—	—							10.2			10.2
Employee benefit liability	142.9	—	—							142.9			132.6
Deferred tax liability	446.7	—	—							446.7			446.7

Total non-current liabilities	3 632.4	61.0	53.8	731.0			(1,062.9)			3,354.3	—		3,354.3

Loans and borrowings	433.4	—	—							433.4			433.4
Lease liabilities	26.9	—	—							26.9			26.9
Trade and other payables	881.6	4.7	4.2							885.8			885.8
Convertible promissory note - related party	—	1.0	0.9							0.9			0.9
Current tax liability	112.8	—	—							112.8			112.8
Provisions	27.4	—	—							27.4			27.4
Employee benefit liability	54.8	—	—							54.8			54.8

Total current liabilities	1,536.9	5.7	5.1	—			—			1,542.0	—		1,542.0

Total liabilities	5,169.3	66.7	58.9	731.0			(1,062.9)			4,896.3	—		4,896.3

Class A ordinary shares subject to possible redemption 82,800,000 shares at $10.00 per share redemption value at December 31, 2021 and 2020, respectively	—	828.0	731.0	(731.0)	(a	)				—			—

Allwyn Entertainment AG

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2021

(in Euros million unless otherwise denoted)

						Scenario 1 Assuming No Redemptions				Scenario 2 Assuming Maximum Redemptions
	SAZKA Entertainment AG EUR	Cohn Robbins $	Cohn Robbins converted to EUR (Note 1)	IFRS Conversion and Presentation	Note	Transaction Accounting Adjustment	Adjustment Notes		Pro Forma Combined	Transaction Accounting Adjustment	Adjustment Notes	Pro Forma Combined
EQUITY			—						—			—
SAZKA Entertainment AG			—						—			—
Share capital	0.1	—	—			(0.1)	(d	)	—			—
Share premium			—						—			—
Capital contributions and other reserves	769.1	—	—			(149.0)	(c	)	—			—
						(620.1)
Revaluation reserve	(4.8)	—	—			4.8	(d	)	—			—
Translation reserve	7.0	—	—			(7.0)	(d	)	—			—
Hedging reserve	5.6	—	—			(5.6)	(d	)	—			—
Retained earnings	(646.9)		—			646.9	(d	)	—			—
Cohn Robbins			—						—			—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 20,700,000 shares issued and outstanding at December 31, 2021 and 2020, respectively	—	—	—			—	(f	)	—			—
Accumulated deficit		(65.6)	(55.4)			55.4	(f	)	—			—
Foreign currency transfer reserve	—	—	(2.6)			2.6	(f	)	—			—

Allwyn Entertainment AG

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2021

(in Euros million unless otherwise denoted)

						Scenario 1 Assuming No Redemptions				Scenario 2 Assuming Maximum Redemptions
	SAZKA Entertainment AG EUR	Cohn Robbins $	Cohn Robbins converted to EUR (Note 1)	IFRS Conversion and Presentation	Note	Transaction Accounting Adjustment	Adjustment Notes		Pro Forma Combined	Transaction Accounting Adjustment	Adjustment Notes		Pro Forma Combined
EQUITY									—				—
Swiss NewCo									—				—
Share capital						25.6	(d	)	32.3	0.1	(e	)	31.2
						1.5	(e	)		(2.4)	(j	)
						3.7	(f	)		1.3	(n	)
						0.3	(i	)		(0.1)	(n	)
						1.2	(i	)
						0.1	(n	)
Share premium and capital contribution reserves						0.1	(d	)	767.9	(0.1)	(e	)	490.1
						(349.3)	(d	)		(3.2)	(h	)
						(25.6)	(d	)		(522.2)	(j	)
						310.2	(e	)		2.4	(j	)
						(58.0)	(f	)		(23.2)	(n	)
						731.0	(f	)		228.3	(n	)
						(3.7)	(f	)		0.1	(n	)
						108.6	(h	)
						32.6	(i	)
						(1.2)	(i	)
						23.1	(n	)
Revaluation reserve						(4.8)	(d	)	(4.8)				(4.8)
Translation reserve						7.0	(d	)	7.0				7.0
Hedging reserve						5.6	(d	)	5.6				5.6
Retained earnings						(45.2)	(b	)	(307.3)	3.2	(h	)	(280.9)
						(646.9)	(d	)		23.2	(n	)	—
						620.1	(d	)					—
						(108.6)	(h	)					—
						(32.9)	(i	)					—
						(70.6)	(m	)
						(23.2)	(n	)					—

Total equity attributable to owners of the Company	130.1	(65.6)	(58.0)	—		428.5			500.7	(292.6)			208.1
Non-controlling interest	1,225.0								1,225.0				1,225.0

Total equity	1,355.1	(65.6)	(58.0)	—		428.5			1,725.7	(292.6)			1,433.1

Total equity and liabilities	6,524.4	829.0	732.0	—		(634.4)			6,622.0	(292.6)			6,329.4

Allwyn Entertainment AG

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

(in Euros million unless otherwise denoted)

						Scenario 1 Assuming No Redemptions				Scenario 2 Assuming Maximum Redemptions
	SAZKA Entertainment AG EUR	Cohn Robbins $	Cohn Robbins converted to EUR (Note 1)	IFRS Conversion and Presentation	Note	Transaction Accounting Adjustment	Adjustment Notes		Pro Forma Combined	Transaction Accounting Adjustment	Adjustment Notes		Pro Forma Combined
Revenue from gaming activities (“GGR”)	3,056.5	—	—						3,056.5				3,056.5
Revenue from non-gaming activities	164.7	—	—						164.7				164.7
Other operating income	346.4	—	—	—		—			346.4	—			346.4
Gaming taxes	(1,227.9)	—	—						(1,227.9)				(1,227.9)
Agents’ commissions	(415.3)	—	—						(415.3)				(415.3)
Materials, consumables and services	(470.7)	—	—						(470.7)				(470.7)
General and administrative services	(215.3)	(6.0)	(5.1)	—					(220.4)				(220.4)
Personnel expenses	(321.5)	—	—						(321.5)				(321.5)
Other operating expenses	(80.9)	—	—						(80.9)				(80.9)
Share of profit of equity method investees	79.1	—	—						79.1				79.1
Depreciation and amortisation	(222.9)	—	—						(222.9)				(222.9)
Impairment of tangible and intangible assets including goodwill	(16.6)	—	—						(16.6)				(16.6)
Other gains and losses	(9.6)	—	—						(9.6)				(9.6)
Transaction costs						(70.6)	(aa	)	(70.6)				(70.6)

Profit/(loss) from operating activities	666.0	(6.0)	(5.1)	—		(70.6)			590.3	—			590.3
Interest income	2.9	—	—	—					2.9	—			2.9
Interest and Dividends earned on investments held in Trust Account	—	0.2	0.2						0.2				0.2
Change in fair value of warrant liabilities	—	41.7	35.3						35.3				35.3
Interest expense	(256.1)	—	—			81.1	(cc	)	(143.4)				(143.4)
						(19.6)	(cc	)
						51.2	(cc	)
Listing fee			—			(108.6)	(bb	)	(141.5)	3.2	(bb	)	(138.3)
			—	—		(32.9)	(bb	)
Backstop fee		—	—			(23.2)	(dd	)	(23.2)	23.2	(dd	)	—
Other finance income and expense	(8.2)	—	—			(45.2)	(cc	)	(53.4)				(53.4)

Loss/gain from financial operations	(261.4)	41.9	35.4	—		(97.1)			(323.1)	26.4			(296.7)

Profit/(loss) before tax	404.6	35.9	30.4	—		(167.8)			267.2	26.4			293.6
Income tax expense	(130.3)	—	—						(130.3)				(130.3)

Profit/(loss) after tax	274.3	35.9	30.4	—		(167.8)			136.9	26.4			163.3

Items that are or may subsequently be reclassified to profit or loss:
Change in currency translation reserve	8.4	—	—						8.4				8.4
Remeasurement of hedging derivatives, net of tax	8.3	—	—						8.3				8.3

						Scenario 1 Assuming No Redemptions			Scenario 2 Assuming Maximum Redemptions
	SAZKA Entertainment AG EUR	Cohn Robbins $	Cohn Robbins converted to EUR (Note 1)	IFRS Conversion and Presentation	Note	Transaction Accounting Adjustment	Adjustment Notes	Pro Forma Combined	Transaction Accounting Adjustment	Adjustment Notes	Pro Forma Combined
Share of other comprehensive income	1.5	—	—					1.5			1.5
Items that will not be reclassified to profit or loss:
Actuarial remeasurements of defined benefit liabilities, net of tax	4.6	—	—					4.6			4.6
Revaluation of equity instruments at fair value through OCI (FVOCI)	(3.7)		—					(3.7)			(3.7)

Total other comprehensive income / (loss)	19.1	—	—	—		—		19.1	—		19.1

Total comprehensive income	293.4	35.9	30.3	—		(167.8)		156.0	26.4		182.4
Total comprehensive income attributable to:
Profit/(loss) after tax attributable to:
Owners of the Company	44.3	35.9	30.3			(167.8)		(93.1)	26.4		(66.7)
Non-controlling interests	230.0	—	—					230.0			230.0
Profit/(loss) after tax	274.3	35.9	30.3	—		(167.8)		136.9	26.4		163.3
Owners of the Company	61.5	35.9	30.3			(167.8)		(75.9)	26.4		(49.5)
Non-controlling interests	231.9	—	—					231.9			231.9
Total comprehensive income	293.4	35.9	30.3	—		(167.8)		156.0	26.4		182.4
Weighted average shares outstanding of Class A redeemable ordinary shares	—	82,800,000	70,048,800					—			—
Basic and diluted net income per share, Class A redeemable ordinary shares	—	0.35	0.30					—			—
Weighted average shares outstanding of Class B non-redeemable ordinary shares	—	20,700,000	17,512,200					—			—
Basic and diluted net income per share, Class B non-redeemable ordinary shares	—	0.35	0.30					—			—
Weighted average number of outstanding Swiss NewCo Class A ordinary shares	—	—	—	—				2,025,069,102			2,025,069,102

						Scenario 1 Assuming No Redemptions			Scenario 2 Assuming Maximum Redemptions
	SAZKA Entertainment AG EUR	Cohn Robbins $	Cohn Robbins converted to EUR (Note 1)	IFRS Conversion and Presentation	Note	Transaction Accounting Adjustment	Adjustment Notes	Pro Forma Combined	Transaction Accounting Adjustment	Adjustment Notes	Pro Forma Combined
Basic and diluted net income per Swiss NewCo Class A share, ordinary shares	—	—	—	—				(0.03)			(0.03)
Weighted average number of outstanding Swiss NewCo Class B ordinary shares	—	—	—	—				291,048,000	(30,181,730)	2	260,866,270
Basic and diluted net income per Swiss NewCo Class B ordinary share	—	—	—	—				(0.11)			(0.11)
Weighted average number of outstanding Swiss NewCo Class B ordinary shares subject to vesting and forfeiting conditions	—	—	—	—				37,500,000			37,500,000
Basic and diluted net income per Swiss NewCo Class B ordinary share subject to vesting and forfeiting conditions	—	—	—	—	177			(0.11)			(0.11)

Note 1—Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transaction and has been prepared for informational purposes only. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect for transaction accounting adjustments for the merger.

The unaudited pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company filed consolidated income tax returns during the periods presented.

IFRS conversion, Translation and Reclassification Adjustments

The historical financial information of Cohn Robbins is prepared in accordance with U.S. GAAP and has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information.

The historical financial information of Cohn Robbins is presented in USD. The historical financial information was translated from USD to EUR using the following historical exchange rates:

USD to EUR
• Average exchange rate for the year ended December 31, 2021	0.8460
• Period end exchange rate as of December 31, 2021	0.8829

The translation reserve of €2.6 million is presented as Translation reserve.

The Transaction Accounting Adjustments, if denominated in USD and CHF (or “Swiss francs”), were translated from USD and Swiss francs to EUR using the following historical exchange rates:

	USD to EUR	CHF to EUR
• Period end exchange rate as of December 31, 2021	0.8829	0.9680

(a)

The only adjustment required to convert Cohn Robbins’ financial statements from US GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify Cohn Robbins’ Class A Shares subject to possible redemption classified as Mezzanine Equity under US GAAP to non-current financial liabilities under IFRS.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align Cohn Robbins’ historical financial information in accordance with the presentation of SAZKA Entertainment’s historical financial information.

Transaction Accounting Adjustments to the unaudited pro forma condensed combined statement of financial position

(b) Convertible Note Adjustment

Reflects repurchase of €586.3 million outstanding preferred shares of SAZKA Entertainment held by Primrose as if it happened as of December 31, 2021 and taken into consideration payment of extraordinary dividend of €21 million in exchange for (i) €323 million in cash plus the amount of accrued and unpaid dividends (as of December 31, 2021 estimated to be €7.5 million) and (ii) the issuance of the €301 million of new Convertible Notes.

Attributes of the new Convertible Notes are as follows:

•

Conversion option: all or a portion of the Convertible Notes can be converted into Swiss NewCo Class B Shares at the Conversion Price denominated in USD and the applicable foreign exchange spot rate at the time of conversion;

•

Initial conversion price: $11.11111, which shall be reduced (but not increased) to reflect a 20% premium to the lowest effective purchase price of any Swiss NewCo Shares being issued for cash in connection with the Transaction;

•	Interest 6.5% per annum, payable semi-annually; and

•

The Convertible Notes will mature three (3) years after the Closing Date. On the first anniversary of the Closing Date, Swiss NewCo will be required to redeem €96.75 million of principal amount of the Convertible Notes plus pay any accrued interest on the Convertible Notes so redeemed.

The Convertible Notes are denominated in EUR. However, the Conversion Price is stated in USD and should be translated using the respective spot exchange rate at the time of conversion in order to arrive at the number of Swiss NewCo Class B Shares to be issued. As the number of Swiss NewCo Class B Shares to be issued on the conversion date depends on the foreign exchange rate it cannot be determined as fixed. In accordance with IAS 32 (Financial Instruments—Presentation), such financial instrument should be classified as a liability instrument and does not include any equity component.

The unaudited pro forma condensed combined statement of financial position reflects extinguishment of former convertible preferred shares (as a reduction of convertible preference shares liability) via:

•	partial re-payment of €330.5 million, including accrued and unpaid dividends (as a reduction to Cash and cash equivalents) and

•	issuance of new Convertible Notes at the issuance date’s fair value of €301 million (as an increase of Convertible preference shares liability); and with

•	the residual amount of €45.2 million as a recognized expense in Other finance income and expense in the unaudited pro forma condensed combined statement of comprehensive income.

(c) Extraordinary dividend payment Adjustment

Reflects an extraordinary dividend of €170 million paid by SAZKA Entertainment as of January 24, 2022. The decrease in cash has been recorded in the following structure (i) €149 million to KKCG as an extraordinary dividend and (ii) €21 million to Primrose as an extraordinary dividend.

(d) Recapitalization of SAZKA Entertainment and Cash Consideration Adjustment

This adjustment includes following:

1)	Elimination of “old” SAZKA Entertainment equity against equity of Swiss NewCo (i.e., recapitalization) through:

•	the contribution of all the aggregate share capital of €0.1 million of SAZKA Entertainment (against premium and capital contribution reserves of Swiss NewCo);

•

the capital contributions and other reserves (after payment of extraordinary dividends described in (c)) of €620.1 million, Revaluation reserve of €(4.8) million, Translation reserve of €7.0 million, Hedging reserve of €5.6 million, Actuarial reserve of €(2.2) million and Retained earnings of €(634.4) million of SAZKA Entertainment (against Retained earnings of Swiss NewCo);

2)

the issuance of 2,025,069,102 Swiss NewCo Class A Shares in nominal value of 0.01 CHF and 155,000,000 Swiss NewCo Class B Shares in nominal value of 0.04 CHF to KKCG. The number of issued shares and their nominal values are the same for both scenarios; and

3)

the payment of Cash Consideration to KKCG of €331.7 million under the no and maximum redemption scenarios pursuant to the Business Combination Agreement (as described in the paragraph titled “—Description of the Transaction.”)

(e) PIPE Financing Adjustment

The Subscription Agreements related to the PIPE Financing of $353 million (€311.7 million) in cash, which will result in the issuance of 38,124,000 Swiss NewCo Class B Shares in no redemptions scenario and 39,889,000 Swiss NewCo Class B Shares in the maximum redemptions scenario, leading to an increase in Share capital of €1.5 million and share premium of €310.2 million presented as Capital contributions and other reserves in the unaudited pro forma condensed combined statement of financial position in both scenarios.

(f) Cohn Robbins Merger Adjustment

Represents the SPAC Merger. The Merger reflects the redemption of all Cohn Robbins Class A Shares in exchange for 102,924,000 Swiss NewCo Class B Shares under the no redemptions scenario and 40,245,824 Swiss NewCo Class B Shares under the maximum redemptions scenario. Cohn Robbins Class A Shares subject to redemption of €731 million are adjusted into equity.

Impact of exchange of Cohn Robbins Public Warrants and Private Placement Warrants for Swiss NewCo Public Warrants and issuance of earnout shares are described below in separate Notes.

Further, the entry represents the elimination of Cohn Robbins historical accumulated deficit of €(55.4) million and foreign currency transfer reserve of €2.6 million.

(g) Warrants Adjustment

Reflects the accounting for replacement of Cohn Robbins Public Warrants and Private Placement Warrants (rights to acquire Cohn Robbins Class A Shares) for Swiss NewCo Public Warrants (rights to acquire Swiss NewCo Class B Shares).

27,600,000 of Cohn Robbins Public Warrants will be exchanged for 27,600,000 Swiss NewCo Public Warrants exercisable into 29,808,000 Swiss NewCo Class B Shares (a Class B Exchange Ratio of 1.08) under the no redemptions scenario, and exercisable into 31,280,000 Swiss NewCo Class B Shares (a Class B Exchange Ratio of 1.13) under the maximum redemptions scenario, respectively.

Cohn Robbins Sponsor will forfeit a number of Private Placement Warrants equal to (i) 12,373,333, minus (a)(1) 12,373,333, divided by (2) the Class B Exchange Ratio immediately following such forfeiture and the issuance of Swiss NewCo Public Warrants to holders of Cohn Robbins Warrants in exchange for such holders’ Cohn Robbins Warrants, Cohn Robbins Sponsor will hold a number of Swiss NewCo Public Warrants exercisable for 12,373,333 Swiss NewCo Class B Shares. The exercise price of both Cohn Robbins Public and Private Placement Warrants was $11.50 per share (Cohn Robbins Class A Shares). Swiss NewCo Public Warrants include the right to acquire Swiss NewCo Class B Shares (with nominal value of CHF 0.04) for an exercise price of $11.50 per share. As the exercise price is denominated in USD and the functional currency of Swiss NewCo is EUR, the number of Swiss NewCo Class B Shares to be acquired upon exercise is not assumed to be fixed and depends on the respective spot exchange rate.

The Cohn Robbins Public and Private Placement Warrants are assumed to be part of the Business Combination. The replacement of warrants is then separately accounted under IFRS 9. As for the purposes of the unaudited pro forma financial statement of financial position it is assumed, that the fair value of original Cohn Robbins warrants (both public and private) at the Closing date is the same fair value as all newly issued warrants of Swiss NewCo, there is no impact into Profit or Loss expected.

In accordance with IAS 32 (Financial Instruments—Presentation), Swiss NewCo Public Warrants are thus presented as “Warrant liabilities” in the unaudited pro forma condensed combined statement of financial position.

(h) Listing fees Cohn Robbins Adjustment

The Listing fees adjustment connected to the Cohn Robbins merger adjustment (described above) is accounted for under IFRS 2. As the fair value of relevant service cost cannot be reliably measured directly, the fair value is measured by reference to the fair value of the equity instrument issued by Swiss NewCo (i.e., shares), which is derived from the fair value of Cohn Robbins Class A Shares (taking into consideration the different conversion ratios of the Cohn Robbins Ordinary Shares into the Swiss NewCo Shares). The differences in the estimated fair value of those equity instruments over the fair value of identifiable net assets of Cohn Robbins represents a service for listing of the Swiss NewCo Shares and is accounted for as a share-based payment expense in accordance with IFRS 2. The cost of the service, which is a non-cash and non-recurring expense, is preliminarily estimated to be €141.5 million in the no redemptions scenario and €138.3 million in the maximum redemptions scenario and have been calculated as follows:

	Estimated fair value
	Assuming No Redemptions		Assuming Maximum Redemptions
	Shares	in million EUR	Shares	in million EUR
Estimated fair value of Swiss NewCo equity consideration issued (pro forma)*
Cohn Robbins
Class A Shares issued to Cohn Robbins’ public shareholders (conversion ratios 1.08 and 1.13)	82,800,000	732.5	23,668,871	290.4
Class B Shares issued to the Cohn Robbins Sponsor (conversion ratios 0.284 and 0.284)	20,540,000	47.8	20,540,000	45.7
Class B Shares issued to Cohn Robbins’ directors (conversion ratios 1 and 1)	160,000	1.3	160,000	1.3
Swiss NewCo earnout shares issued to Cohn Robbins Sponsor**	7,500,000	32.9	7,500,000	32.9

		814.6		289.3
Estimated fair value of Cohn Robbins’ net assets acquired (pro forma)
Investments held in Trust Account		731.4		209.3
Other historical assets and (liabilities)		(58.3)		(58.3)

		673.1		151.1

Excess of fair value of Swiss NewCo equity consideration over Cohn Robbins’ net assets acquired (IFRS 2 Charge)		141.5		138.3
out of which:
presented in Note 1(h) - Listing fees Cohn Robbins Adjustment		108.6		105.4
presented in Note 1(i) - Earnout shares Adjustment		32.9		32.9

*

Estimated fair value is determined based on a quoted market price of USD 10.02 per Cohn Robbins Class A Share as of August 26, 2022 and foreign exchange rate of €1/$0.8829. The calculation takes into consideration the different conversion ratios of the Cohn Robbins Ordinary Shares into the Swiss NewCo Shares in the no and maximum redemptions scenario.

**	Earnout shares issued to Cohn Robbins Sponsor are valued using the Black-Scholes Option Pricing Model (see Note 1 (i)).

(i) Earnout shares Adjustments

Reflects issuance of 30,000,000 Swiss NewCo Class B Shares to KKCG and 7,500,000 of Swiss NewCo Class B Shares to the Cohn Robbins Sponsor which are subject to certain transfer restrictions and vesting provisions. Earnout shares are valued using a Black-Scholes Option Pricing Model as of April 22, 2022.

Earnout shares issued to KKCG fulfill the condition of the equity instrument, however, they do not increase the net asset of Cohn Robbins and do not represent any service received. The unaudited pro forma condensed combined statement of financial position reflects the issuance of earnout shares to KKCG as a reclassification of nominal value of such earnout shares of €1.2 million from Share premium and capital contribution reserves to Share capital.

Earnout shares issued to the Cohn Robbins Sponsor, which are part of the consideration for the Business Combination and accounted for under IFRS 2, are valued at fair value of €32.9 million and accounted for under IFRS 2 against listing fees.

Additional Adjustments

(j)

Reflects the maximum redemptions of 59,131,129 Cohn Robbins Class A Shares for aggregate redemption payments of €522.2 million, allocated to subscribed capital of €2.4 million and share premium of €519.8 million, at a redemption price of approximately €8.83 per share based on the investments held in the Trust Account as of December 31, 2021 of €522.2 million.

(k)	Reflects the reclassification of €731.4 million of cash and cash equivalents held in the Trust Account that becomes available to fund the Business Combination.

(l)	Reflects the settlement of €25.6 million of Cohn Robbins’ deferred underwriting fees that becomes payable at Closing of the Business Combination.

(m)

Reflects the settlement of the total transaction costs preliminary estimated to be approximately €70.6 million to be incurred by SAZKA Entertainment as part of the Business Combination. The whole amount relates to execution of the Business Combination and is expensed in the Income Statement. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash.

(n)

Reflects the fair value of the 2,500,000 additional Swiss NewCo Class B Shares issued by Swiss NewCo to the Backstop Investor in the amount of €23.2 million under the no redemption scenario, which assumes that the Backstop Investment will not be realized, and the issuance of 2,500,000 Swiss NewCo Class B Shares due immediately prior to the effective time of the SPAC Merger for no cash consideration will be recognized as an expense in the unaudited pro forma condensed combined statement of comprehensive income. This adjustment is fully eliminated under the maximum redemption scenario. For a further description, see Note (dd).

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income:

(aa) Transaction costs Adjustment

Reflects the total estimated transaction costs of €70.6 million not yet recognized in the statement of comprehensive income. Transaction costs are reflected as if incurred on January 1, 2021, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of comprehensive income. This is a non-recurring item.

(bb) Listing fees Adjustment

The total amount of listing fees recorded in the unaudited pro forma condensed combined statement of comprehensive income is €141.5 million under the no redemptions scenario, and €138.3 million under the maximum redemptions scenario, respectively, out of which the amount of €108.6 million under the no redemptions scenario, each of the no redemption and maximum redemptions scenarios €105.4 million under the maximum redemptions scenario, respectively, relates to Cohn Robbins merger adjustment, as described in (h), and €32.9 million under each of the no redemption and maximum redemptions scenarios relates to earnout shares issued to the Cohn Robbins Sponsor, as described in (i).

(cc) Convertible Note Adjustment

Represents the residual amount of €45.2 million from repurchase of all outstanding preferred shares of SAZKA Entertainment held by Primrose, as described in (b).

The unaudited pro forma condensed combined statement of comprehensive income presents Transaction as it occurred as of January 1, 2021. Therefore, the interest expense of €81.1 million and the change in fair value of former convertible preferred shares of €51.2 million recorded in the statement of comprehensive income of SAZKA Entertainment were eliminated. Furthermore, interest expense related to new Convertible Notes of €19.6 million for 2021 is accounted for.

(dd) Backstop Agreement Adjustments

Pursuant to the Backstop Agreement, the Backstop Investor will receive up to 4,000,000 Swiss Newco Class B Shares immediately prior to the effective time of the SPAC Merger. This additional issuance of shares relates to the Backstop Investors’ commitment to subscribe for Swiss NewCo Class B Shares in order to fund any redemptions by shareholders of Cohn Robbins in connection with the Business Combination, in an aggregate amount of up to $260 million or 26,000,000 Swiss NewCo Class B Shares, (multiplied by the Class B Exchange Ratio) and as agreed in, and pursuant to, the Backstop Agreement.

Under the no redemption scenario, the pro forma financial information assumes that the Backstop Investment will not be realized, and the issuance of 2,500,000 Swiss NewCo Class B Shares due immediately prior to the effective time of the SPAC Merger for no cash consideration will be recognized as an expense in the unaudited pro forma condensed combined statement of comprehensive income. The expense recognized represents the fair value of the 2,500,000 additional Swiss NewCo Class B Shares issued by Swiss NewCo to the Backstop Investor of €23.2 million. This adjustment is fully eliminated under the maximum redemption scenario.

Under the maximum redemption scenario, the pro forma financial information assumes that the Backstop Investment will be fully realized and will result in the issuance of 33,380,000 Swiss New Co Class B Shares (which includes the issuance of the full 4,000,000 additional shares) for $260 million in cash proceeds, leading to an increase in Share capital of €1.3 million and share premium of €228.3 million presented as Capital contributions and other reserves in the unaudited pro forma condensed combined statement of financial position.

Note 2—Pro forma Basic and Diluted Earnings per share information

The pro forma basic and diluted profit per share amounts presented in the unaudited pro forma condensed combined statements of comprehensive income are based upon the number of Swiss NewCo Shares outstanding as of December 31, 2021, assuming the Transaction occurred on January 1, 2021. As the unaudited pro forma condensed combined statements of comprehensive income for the year ended December 31, 2021 is in a loss position, anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding, including a) 39,973,333 warrants to acquire Swiss NewCo Class B Shares, which are held by former SAZKA Shareholders and Cohn Robbins Sponsors and b) Convertible Note issued to Primrose.

As the Transaction and related proposed equity transaction are being reflected as if occurred at the beginning of the period presented, the calculation of weighted average of Swiss NewCo share outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the transactions have been outstanding for the entire period presented.

Weighted average number of outstanding Swiss NewCo Shares for pro forma net income per share for the year ended December 31, 2021.

	Assuming No Redemptions	Assuming Maximum Redemptions
Class A Shares
KKCG	2,025,069,102	2,025,069,102
Total Class A Shares	2,025,069,102	2,025,069,102

Class B Shares
KKCG	155,000,000	155,000,000
PIPE Investors	38,124,000	39,889,000
Cohn Robbins’ public shareholders	89,424,000	26,745,824
Cohn Robbins Sponsor and Independent Directors	6,000,000	6,000,000
Backstop Investor	2,500,000	33,380,000

Total Class B Shares	291,048,000	298,514,824

Class B Shares subject to vesting and forfeiting conditions
KKCG	30,000,000	30,000,000
Cohn Robbins Sponsor	7,500,000	7,500,000
Total Class B Shares subject to vesting and forfeiting conditions	37,500,00	37,500,000

Total Swiss NewCo Shares Outstanding	2,353,617,102	2,323,583,926

Additional Information about the Business Combination and Where to Find It.

In connection with the Business Combination, Swiss NewCo has filed the Registration Statement on Form F-4 with the SEC. The Registration Statement includes a proxy statement of Cohn Robbins and a prospectus of Swiss NewCo. The Registration Statement was mailed to each of Cohn Robbins’ shareholders of record as of August 19, 2022. Additionally, Swiss NewCo and Cohn Robbins will file other relevant materials with the SEC in connection with the Business Combination. Copies of the Registration Statement and all other relevant materials filed or that will be filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of Cohn Robbins are urged to read the Registration Statement and all other relevant materials filed or that will be filed with the SEC in connection with the Business Combination because they will contain important information about the Business Combination and the parties to the Business Combination.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the Business Combination between, among other parties, Cohn Robbins and Swiss NewCo. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Swiss NewCo’s and Cohn Robbins’ expectations with respect to anticipated financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, and the timing of the completion of the Business Combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Cohn Robbins’ registration statement on Form S-1 (File No. 333-240277), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2021 and its subsequent Quarterly Reports on Form 10-Q, the Registration Statement filed by Swiss NewCo, and other documents filed by Swiss NewCo and Cohn Robbins from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Swiss NewCo’s and Cohn Robbins’ control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against Cohn Robbins or Swiss NewCo following the announcement of the Business Combination; (2) the inability to complete the Business Combination, including due to the inability to concurrently close the Business Combination and the private placement of common stock or due to failure to obtain approval of Cohn Robbins’ shareholders; (3) the risk that the Business Combination may not be completed by Cohn Robbins’ business combination deadline and the potential failure to obtain an extension of such deadline sought by Cohn Robbins; (4) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval by Cohn Robbins’ shareholders and the satisfaction of the minimum trust account amount following any redemptions by Cohn Robbins’ public shareholders; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (6) the risk that the Business Combination disrupts current plans and operations as a result of the consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (8) costs related to the Business Combination; (9) changes in the applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the risk of downturns and a changing regulatory landscape in the industry in which Swiss NewCo operates; (12) Swiss NewCo’s ability to obtain or maintain rights or licenses to operate in any market in which Swiss NewCo operates or seeks to operate in the future; (13) the potential inability of Swiss NewCo to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (14) the enforceability of Swiss NewCo’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (15) other risks and uncertainties described in Cohn Robbins’ registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2021 and its subsequent Quarterly Reports on Form 10-Q, and the Registration Statement. Swiss NewCo and Cohn Robbins caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Swiss NewCo nor Cohn Robbins gives any assurance that Swiss NewCo or Cohn Robbins will achieve its expectations. Neither Swiss NewCo nor Cohn Robbins undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.